VIA EDGAR

June 16, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Yolanda Guobadia

Re:	Williams-Sonoma, Inc.

Form 10-K for the fiscal year ended February 1, 2015

Filed April 2, 2015

File No. 001-14077

Dear Ms. Guobadia:

As we discussed on June 15, 2015, Williams-Sonoma, Inc. has requested an extension until July 9, 2015 to respond to the comments set forth in the Staff’s letter dated June 11, 2015 in connection with the above filing.

If you have any questions regarding this extension request, please contact me at (415) 616-8687.

Very truly yours,

/s/ Kristin Miller

Kristin Miller
Sr. Vice President, Corporate Controller